SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☑	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
□	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: NOT APPLICABLE	Commission File number:

LUNDIN MINING CORPORATION
(Exact name of registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S., employer identification
incorporation or organization)	classification code number, if	number, if applicable)
applicable)

Suite 2101
855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 689-7842
(Address and telephone number of registrant's principal executive office)

CT Corporation System
111 Eighth Avenue
New York, New York
10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each Exchange on which registered:
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

□ Annual Information Form	□ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

NOT APPLICABLE

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes □	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes □	No ☑

CAUTIONARY NOTE TO U.S. INVESTORS

The Commission allows mining companies, in their filings with the Commission, to disclose only those mineral deposits that they can economically and legally extract or produce. In certain of the exhibits to this registration statement on Form 40-F, the Registrant uses terms such as "mineral resources", "measured resources", "indicated resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the Commission. U.S. investors are urged to consider closely the disclosure on the technical terms in the "Glossary and definitions" section of Exhibit 99.83, the Registrant's Annual Report for the fiscal year December 31, 2005.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant's only material off-balance sheet arrangements as of December 31, 2005 are described below.

Currency hedging and hedging of metal prices

The Registrant had no outstanding currency hedging contracts as of December 31, 2005. As of the same date, Lundin Mining had entered into the following metal hedging contracts for the purpose of managing commodity price risk. Approximately 35% of the expected payable copper production for 2006 has been hedged. The corresponding amount for lead was approximately 25%. The Registrant had no outstanding zinc hedging contracts as of the same date.

		Q1-2006	Q2-2006	Q3-2006	Q4-2006	Total
						volume
						2006
Copper	Volume
	(tonnes)	1,275	1,300	800	625	4,000

Forward sales	US$/pound	1.74	1.74	1.74	1.74
	US$/tonne	3,825	3,825	3,825	3,825

Lead	Volume
	(tonnes)	3,000	3,000	3,000	3,000	12,000

Bought Put	US$/pound	0.43	0.39	0.37	0.38
Options	US$/tonne	940	850	825	840

Sold Call	US$/pound	0.50	0.48	0.48	0.49
Options	US$/tonne	1,110	1,050	1,050	1,080

The mark-to-market valuation of the outstanding contracts created an unrealized loss for accounting purposes of $2.1 million as of December 31, 2005.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2005:

	Payments Due by Period
	Total	Less than	2-3 Years	4-5 Years	More than
		1 Year			5 Years
	(In thousands of US dollars)
Long-term debt obligations	–	–	–	–	–

Capital (finance) lease obligations	1,547	297	588	588	74

Operating lease obligations	1,605	993	609	3

Asset retirement obligations and other provisions	16,093		803		15,290

Provisions for pensions	12,111	468	936	936	9,771

Total cash payments	31,356	1,758	2,936	1,527	25,135

Deferred revenue*	55,667
Future income tax liabilities*	34,488
Total	121,511

* These are non cash items (provisions) which are accounted for on a unit of production basis.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LUNDIN MINING CORPORATION

By: /s/ Anders Haker
Name: Anders Haker
Title: Chief Financial Officer

Date: October 13, 2006

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of KPMG LLP – Independent Registered Public Accounting Firm
23.2	Consent of Deloitte & Touche LLP – Independent Registered Public Accounting Firm
23.3	Consent of John R. Sullivan
23.4	Consent of Watts, Griffis and McOuat Limited
23.5	Consent of Stephen B. Cheeseman
23.6	Consent of G. Ross MacFarlane
23.7	Consent of Per Hedström
23.8	Consent of Lars Malmström
23.9	Consent of Adam Wheeler
23.10	Consent of Robert Lilljequist
99.1	News Release – January 21, 2005
99.2	News Release – February 2, 2005
99.3	News Release – March 1, 2005
99.4	News Release – March 3, 2005
99.5	News Release – March 8, 2005
99.6	News Release – March 9, 2005
99.7	News Release – March 21, 2005
99.8	News Release – March 21, 2005
99.9	Take-over Bid Circular – March 21, 2005
99.10	News Release – March 29, 2005
99.11	Material Change Report – March 29, 2005
99.12	Material Change Report – March 29, 2005
99.13	Material Change Report – March 29, 2005
99.14	Material Change Report – March 29, 2005
99.15	Material Change Report – March 29, 2005
99.16	Material Change Report – March 29, 2005
99.17	Consent Letter – March 30, 2005
99.18	Technical Report – March 30, 2005
99.19	Annual Information Form – March 31, 2005
99.20	Notice Regarding Annual Information Form (NI 51-102F2) – March 31, 2005
99.21	Technical Report – March 31, 2005
99.22	News Release – March 31, 2005
99.23	Technical Report – March 31, 2005
99.24	News Release – April 4, 2005
99.25	Material Change Report – April 4, 2005
99.26	News Release – April 12, 2005
99.27	News Release – April 14, 2005

99.28	Technical Report – April 25, 2005
99.29	News Release – April 26, 2005
99.30	Annual Report – April 29, 2005
99.31	Management Information Circular – April 29, 2005
99.32	Confirmation regarding Change of Auditor – May 2, 2005
99.33	Notice of Change of Auditor – May 2, 2005
99.34	Letter from Successor Auditor – May 2, 2005
99.35	Letter from Former Auditor – May 2, 2005
99.36	News Release – May 9, 2005
99.37	News Release – May 12, 2005
99.38	News Release – May 26, 2005
99.39	News Release – May 26, 2005
99.40	Business Acquisition Report – July 27, 2005
99.41	News Release – August 3, 2005
99.42	News Release – August 23, 2005
99.43	News Release – September 30, 2005
99.44	News Release – October 31, 2005
99.45	News Release – November 30, 2005
99.46	News Release – December 22, 2005
99.47	News Release – January 16, 2006
99.48	Material Change Report – February 7, 2006
99.49	News Release – February 15, 2006
99.50	News Release – February 16, 2006
99.51	Audited Annual Financial Statements – March 31, 2006
99.52	Supplementary Information (Unaudited) – March 31, 2006
99.53	Form 52-109F1 Certification of Annual Filings – CFO – March 31, 2006
99.54	Form 52-109F1 Certification of Annual Filings – CEO – March 31, 2006
99.55	Management's Discussion & Analysis – March 31, 2006
99.56	Annual Information Form – March 31, 2006
99.57	News Release – March 31, 2006
99.58	News Release – April 10, 2006
99.59	News Release – April 27, 2006

99.60	Management's Discussion & Analysis - April 27, 2006
99.61	Interim Financial Statements - April 27, 2006
99.62	Form 52-109F2 Certification of Interim Filings - CFO - April 28, 2006
99.63	Form 52-109F2 Certification of Interim Filings - CEO - April 28, 2006
99.64	Management Information Circular – May 3, 2006
99.65	Annual Report – May 4, 2006
99.66	Report of Voting Results – June 2, 2006
99.67	News Release – June 19, 2006
99.68	News Release – June 21, 2006
99.69	News Release – June 29, 2006
99.70	Technical Report – August 9, 2006
99.71	News Release – August 14, 2006
99.72	News Release –August 15, 2006
99.73	News Release – August 21, 2006
99.74	Material Change Report – August 31, 2006
99.75	Notice of Meeting – September 22, 2006
99.76	Management Information Circular – September 22, 2006
99.77	Confirmation regarding Change of Auditor – September 22, 2006
99.78	Notice of Change of Auditor – September 22, 2006
99.79	Letter from Successor Auditor – September 22, 2006
99.80	Letter from Former Auditor – September 22, 2006
99.81	News Release – September 25, 2006
99.82	Form of Proxy – September 25, 2006
99.83	News Release – September 26, 2006
99.84	Certificate re dissemination to shareholders – September 26, 2006
99.85	News Release – October 2, 2006
99.86	Material Change Report – October 6, 2006